UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Long form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 20, 2011
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX REPORTS THIRD QUARTER NET INCOME OF $16.3 MILLION, OR $0.44 PER SHARE;
NET INTEREST INCOME INCREASED 22% FROM PREVIOUS QUARTER AND 43% YEAR-OVER-YEAR;
YEAR-TO-DATE NET INCOME ROSE 118% TO $58.4 MILLION, OR $1.58 PER SHARE

PANAMA CITY, October 20, 2011 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the third quarter and nine months ended September 30, 2011.

Third Quarter Business Highlights
•
Third quarter 2011 Net Income (*) totaled $16.3 million, a $1.4 million, or 9%, improvement from third quarter 2010, as the Commercial Division reported Net Income of $17.7 million, a $3.8 million, or 27%, increase over last year, partly offset by results in the Asset Management Unit (-$3.3 million).

•	On a year-to-date basis, the Bank’s Net Income totaled $58.4 million, a $31.7 million, or 118%, increase from 2010, driven by improved performance across all of the Bank’s business lines.

 (*) Net income or loss attributable to Bladex (“Net Income”, or “Net Loss”).

•
The Commercial Division’s continued growth in Net Income was driven by net operating revenues of $30.0 million, 42% higher than the same period 2010, and 27% higher than the second quarter 2011.  The increase during the quarter was driven by portfolio growth and diversification, along with increased commission income.

•	The Commercial Portfolio reached $5.6 billion, a $1.4 billion, or 34%, year-on-year increase, and a $371 million, or 7%, increase from the previous quarter, while average portfolio balances grew 11%.

•
As of September 30, 2011, the non-accrual portfolio stood at $33.1 million, or 0.7% of the loan portfolio, compared to 0.9% a year ago.  The Bank reported no past-due amounts and all loans in non-accruing status were current.  As of September 30, 2011, the ratio of the allowance for credit losses to the Commercial Portfolio was 1.7%, compared to 2.3% as of September 30, 2010, and 1.8% as of June 30, 2011.

•
In the third quarter 2011, the Treasury Division reported Net Income of $2.0 million, compared to a $1.5 million Net Loss in the same period 2010, and $1.1 million in Net Income in the second quarter 2011.  Net Income in the third quarter 2011 was mainly attributable to gains on sales of securities.

•	As of September 30, 2011, the Bank’s deposit balances totaled $2.5 billion, a new historical high, representing a 34% year-on-year increase, and a 20% increase from the previous quarter.

•
Funding costs continued to improve as the weighted average funding cost in the third quarter 2011 was 1.05%, a decrease of 17 bps compared to the third quarter 2010, and a decrease of 3 bps compared to the previous quarter.

•
Net interest income amounted to $28.7 million in the third quarter 2011, an $8.7 million, or 43%, increase compared to the third quarter 2010, and a $5.2 million, or 22%, increase compared to the second quarter 2011.  The results were driven by higher average interest-earning assets (+31% versus third quarter 2010 and +12% versus second quarter 2011), as well as an improved net interest margin (up 17 bps from the third quarter 2010, and 15 bps higher than the second quarter 2011).

•
During the third quarter 2011, the Asset Management Unit reported a Net Loss of $3.3 million, mainly due to mark-to-market losses on long positions in Latin American currencies and Latin American short-term sovereign credits incurred late in the quarter during increased market volatility.  On a year-to-date basis, Bladex’s investment in the Bladex Capital Growth Fund (BCGF, the Investment Fund, managed by this Unit), contributed Net Income of $11.5 million to the Bank, compared to a Net Loss of $8.1 million in the same period 2010.

•
As of September 30, 2011, the Bank’s Tier 1 capital ratio was 16.9%, compared to 20.6% as of September 30, 2010, and 18.1% as of June 30, 2011, as the Bank continues deploying capital through growth.  The Bank’s equity consists entirely of issued and fully paid ordinary common stock.

CEO's Comments
Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the Bank’s results: "The third quarter saw the Bank's business shift into high gear.  In just three months, net interest income grew 22%, fees increased 93%, deposits were up 20% to reach an all-time high, while the Commercial Portfolio grew 7%.  Concurrently, liquidity strengthened and credit quality remained strong.

The Asset Management Division, however, posted a $3.3 million loss during what is widely viewed as one of the most volatile quarters in recent years, but still remains comfortably ahead year-to-date with a Net Income contribution of $11.5 million in 9M11.

By supporting clients at a difficult time in the market, Bladex is strengthening its franchise and proving once more the Bank’s strategic value to the Region.  With its ample capitalization supporting sustained growth, Bladex has been able to steadily increase margins, ROA and ROE levels within its core intermediation and client business, even while the world economy slows.

Bladex is keenly aware of the increasing risk levels in the markets, and has taken measures to protect the Bank accordingly - this is something we know how to do quite well.  Crucially, however, the Bank has strengthened its position as a uniquely qualified specialist in the intermediation of Latin America's growing trade flows, which continue supplying the global demand for food, commodities, and energy.  This is a great position in which to be, and the reason why Bladex is so confident with regards to the Bank’s prospects moving forward."

RESULTS BY BUSINESS SEGMENT

COMMERCIAL DIVISION
The Commercial Division incorporates the Bank’s core business of financial intermediation and fee generation activities.  Net Income includes net interest income from loans, fee income, allocated operating expenses, reversals or provisions for loan and off-balance sheet credit losses, and any impairment on assets.

The Commercial Portfolio includes the book value of loans, selected deposits placed, acceptances, and contingencies (including letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

During the third quarter 2011, the Commercial Division continued its business expansion through portfolio growth and diversification. Period-end portfolio balances reached $5.6 billion, a 7% increase from the previous quarter, and a 34% increase from the third quarter 2010.  The annual increase was mainly attributable to increased demand from the Bank´s established client base of corporations (+30%), and financial institutions (+32%), along with new middle market clients (+103%).

The Commercial Portfolio continues to be short-term and trade-related in nature:  $4.0 billion, or 71%, of the Commercial Portfolio matures within one year, and $1.9 billion, or 34%, within 90 days. Trade financing operations represent 64% of the portfolio, while the remaining balance consists primarily of lending to banks and corporations involved in foreign trade.

The following graphs illustrate the geographic composition of the Bank’s Commercial Division by country of risk and the diversification of corporate and middle-market companies across a variety of industry segments:

Third quarter 2011 credit disbursements totaled $2.7 billion compared to $2.3 billion in the same period 2010, and $3.2 billion in the second quarter 2011.

Refer to Exhibit X for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XII for the Bank’s distribution of credit disbursements by country.

(US$ million)	9M11	9M10	3Q11	2Q11	3Q10
Commercial Division:
Net interest income	$68.5	$51.3	$26.3	$21.7	$19.1
Non-interest operating income (1)	7.8	6.9	3.7	2.0	2.1
Net operating revenues (2)	76.3	58.2	30.0	23.7	21.2
Operating expenses	(28.4)	(20.8)	(9.9)	(9.8)	(7.2)
Net operating income (3)	47.9	37.4	20.1	13.9	14.0
Reversal (provision) for loan and off-balance sheet credit losses, net	(3.2)	4.3	(2.4)	(0.5)	(0.1)
Impairment of assets, net of recoveries	(0.1)	0.2	0.0	(0.1)	0.0
Net Income	$44.6	$41.9	$17.7	$13.3	$13.9

3Q11 vs. 2Q11
Net Income in the third quarter 2011 amounted to $17.7 million, compared to $13.3 million in the second quarter 2011.  The $4.4 million, or 33%, increase in Net Income was mostly driven by (i) a $4.6 million increase in net interest income, mainly from higher average loan portfolio balances (+9%) and improved net interest margins (+15 bps), and (ii) a $1.7 million increase in non-interest operating income, mostly attributable to increased commission income from higher average volumes in the letter of credit business, and increased loan fees, as the Bank started to benefit from its enhanced structuring and distribution capabilities.  The results were partly offset by a net increase of $1.9 million in provisions for credit losses, largely related to higher portfolio balances.

3Q11 vs. 3Q10
Net Income increased $3.8 million, or 27%, compared to the third quarter 2010 due to (i) a $7.2 million, or 38% increase in net interest income mainly attributable to higher average loan portfolio balances (+39%), and (ii) a $1.6 million, or 76%, increase in non-interest operating income from higher fees from letters of credit and loan structuring and distribution.  The results were partially offset by (i) a $2.7 million increase in operating expenses, mostly attributable to personnel expenses associated with the expansion of the Division´s front end activities, and (ii) a net increase of $2.3 million in provisions for credit losses due to increased portfolio balances.

9M11 vs. 9M10
The Division’s accumulated Net Income amounted to $44.6 million, compared to $41.9 million in the same period 2010, a $2.7 million, or 6% increase.  Net operating revenues amounted to $76.3 million, a $18.1 million, or 31% increase over the same period 2010, mostly attributable to a $17.2 million, or 34%, increase in net interest income, reflective of higher average loan portfolio balances (+45%) and improved net interest margins (+10 bps), along with a $0.9 million, or 13%, increase in non-interest operating income.  The revenue increase was partly offset by (i) a $7.6 million increase in operating expenses, as the Division expanded its sales force and local presence in various markets, and (ii) $3.2 million in credit provision charges during the first nine months 2011, compared to $4.3 million in reversals of provisions that took place in the same period 2010.

TREASURY DIVISION
The Treasury Division incorporates the Bank’s liquidity management, and investment securities activities.  Net Income is presented net of allocated operating expenses, and includes net interest income on Treasury activities and net other income (loss) relating to Treasury activities.

Liquid assets (8) stood at $535 million as of September 30, 2011, compared to $351 million as of June 30, 2011, and $336 million as of September 30, 2010, as the Bank chose to increase its liquidity position in response to volatility in the markets.

As of September 30, 2011, the securities available-for-sale portfolio amounted to $412 million, compared to $495 million as of June 30, 2011, and $527 million as of September 30, 2010, mainly as a result of sales of securities.  As of September 30, 2011, the available-for-sale portfolio consisted entirely of readily quoted Latin American securities, 80% of which were sovereign or state-owned risk in nature (refer to Exhibit XI for a per country distribution of the Treasury portfolio).

The available-for-sale portfolio is marked-to-market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income Account (“OCI”), which stood at ($12.7) million in the third quarter 2011, compared to ($3.4) million in the second quarter 2011, and ($5.5) million in the third quarter 2010, mainly as the net result of lower valuations of the securities and/or the interest rate hedging instruments associated with such securities.

Funding costs continued to improve, as the weighted average funding cost during the first nine months 2011 was 1.07%, a decrease of 22 bps, or 17% compared to the same period 2010, while in the third quarter 2011, weighted average funding cost decreased 3 bps to 1.05%, compared to the second quarter 2011, and 17 bps, or 14%, compared to the third quarter 2010.

As of September 30, 2011, deposit balances stood at $2.5 billion, a new historical high, with a 20% increase versus the previous quarter, and a 34% year-on-year increase.  Deposits represent 45% of total liabilities and come principally from central banks and other financial institutions in the Latin American Region.  Borrowings and securities sold under repurchase agreements totaled $2.9 billion, nearly unchanged from the previous quarter, and up 34% year-on-year.

(US$ million)	9M11	9M10	3Q11	2Q11	3Q10
Treasury Division:
Net interest income	$4.4	$2.1	$1.9	$1.6	$1.1
Non-interest operating income (loss) (1)	3.0	(2.8)	2.1	1.2	(0.4)
Net operating revenues (losses) (2)	7.4	(0.7)	4.0	2.8	0.7
Operating expenses	(5.2)	(6.4)	(2.0)	(1.7)	(2.2)
Net operating income (loss) (3, 4)	2.2	(7.1)	2.0	1.1	(1.5)
Net Income (Loss)	$2.2	$(7.1)	$2.0	$1.1	$(1.5)

3Q11 vs. 2Q11
In the third quarter 2011, the Treasury Division posted Net Income of $2.0 million, compared to Net Income of $1.1 million in the second quarter 2011, a $0.9 million, or 82%, increase, mostly driven by $1.8 million in gains on the sale of securities held available-for-sale.

3Q11 vs. 3Q10
The Division’s quarterly Net Income of $2.0 million represented an increase of $3.5 million from the $1.5 million Net Loss reported in the third quarter 2010, primarily as a result of a $2.5 million increase in non-interest operating income, mainly related to gains on the sale of securities, along with a $0.8 million increase in net interest income.

9M11 vs. 9M10
In the first nine months 2011, the Treasury Division reported Net Income of $2.2 million, compared to a $7.1 million Net Loss in the first nine months 2010.  The $9.3 million increase was due to the combined effects of: (i) a $2.8 million increase in non-interest operating income attributable to a positive year-on-year variation in the valuation of hedging instruments, (ii) $3.0 million in gains on the sale of securities available-for-sale, (iii) a $2.3 million increase in net interest income, and (iv) a $1.2 million decrease in operating expenses.

ASSET MANAGEMENT UNIT
The Asset Management Unit incorporates the Bank’s asset management activities. The Unit’s Investment Fund primarily follows a Latin America macro strategy, utilizing a combination of products (foreign exchange, equity indices, interest rate swaps, and sovereign credit products) to establish long and short positions in the markets.

The Unit’s Net Income includes net interest income on the Investment Fund, as well as net gains (losses) from investment fund trading, other related income (loss), allocated operating expenses, and Net Income attributable to the redeemable non-controlling interest.

(US$ million)	9M11	9M10	3Q11	2Q11	3Q10
Asset Management Unit:
Net interest income (loss)	$0.7	$0.1	$0.5	$0.2	$(0.2)
Non-interest operating income (loss) (1)	14.4	(7.3)	(3.5)	13.4	4.3
Net operating revenues (losses) (2)	15.1	(7.2)	(3.0)	13.6	4.1
Operating expenses	(3.1)	(3.2)	(0.5)	(1.9)	(1.0)
Net operating income (loss) (3)	12.0	(10.4)	(3.5)	11.7	3.1
Net income (loss)	12.0	(10.4)	(3.5)	11.7	3.1
Net income (loss) attributable to the redeemable noncontrolling interest	0.5	(2.3)	(0.2)	0.4	0.5
Net Income (Loss)	$11.5	$(8.1)	$(3.3)	$11.3	$2.6

3Q11 vs. 2Q11
In the third quarter 2011, the Asset Management Unit recorded a Net Loss of $3.3 million, compared to Net Income of $11.3 million in the second quarter 2011, mainly due to mark-to-market losses on long positions in Latin American currencies and on Latin American short-term sovereign credits incurred late in the quarter during increased market volatility.

3Q11 vs. 3Q10
The Unit’s Net Loss of $3.3 million in the third quarter 2011, compared to Net Income of $2.6 million in the third quarter 2010, was driven mostly by losses from investments in the Investment Fund.

9M11 vs. 9M10
On a year-to-date basis, Bladex’s investment in the Investment Fund contributed Net Income of $11.5 million to the Bank, compared to a Net Loss of $8.1 million in the same period 2010.

As of September 30, 2011, the Investment Fund’s asset value totaled $136 million, compared to $154 million as of June 30, 2011, and $181 million as of September 30, 2010.  As of the same dates, Bladex’s ownership of the Bladex Offshore Feeder Fund was 96.22%, 96.59% and 85.82%, respectively, with the remaining balance owned by third party investors.

As part of the Bank´s decision to gradually reduce its exposure in the Investment Fund, the Bank has redeemed $30 million in the first nine months 2011.

CONSOLIDATED RESULTS OF OPERATIONS
KEY FINANCIAL FIGURES AND RATIOS
The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	9M11	9M10	3Q11	2Q11	3Q10
Net Interest Income	$73.6	$53.5	$28.7	$23.5	$20.0
Net Operating Income (Loss) by Business Segment:
Commercial Division	$47.9	$37.4	$20.1	$13.9	$14.0
Treasury Division	$2.2	$(7.1)	$2.0	$1.1	$(1.5)
Asset Management Unit	$12.0	$(10.4)	$(3.5)	$11.7	$3.1
Net Operating Income	$62.2	$19.9	$18.5	$26.7	$15.6
Net income	$58.9	$24.4	$16.1	$26.1	$15.5
Net income (loss) attributable to the redeemable noncontrolling interest	$0.5	$(2.3)	$(0.2)	$0.4	$0.5
Net Income attributable to Bladex	$58.4	$26.7	$16.3	$25.7	$15.0

Net Income per Share (5)	$1.58	$0.73	$0.44	$0.70	$0.41
Book Value per common share (period end)	$19.71	$18.77	$19.71	$19.73	$18.77
Return on Average Equity (“ROE”)	10.8%	5.3%	8.7%	14.3%	8.7%
Operating Return on Average Equity ("Operating ROE") (6)	11.5%	3.9%	9.9%	14.9%	9.0%
Return on Average Assets (“ROA”)	1.4%	0.9%	1.1%	1.9%	1.3%
Net Interest Margin	1.80%	1.70%	1.90%	1.75%	1.73%
Efficiency Ratio (7)	37%	60%	40%	33%	40%

Liquid Assets / Total Assets (8)	8.5%	6.9%	8.5%	6.0%	6.9%
Liquid Assets / Total Deposits	21.4%	18.1%	21.4%	16.8%	18.1%

Non-Accruing Loans to Total Loans, net	0.7%	0.9%	0.7%	0.6%	0.9%
Allowance for Credit Losses to Commercial Portfolio	1.7%	2.3%	1.7%	1.8%	2.3%

Total Assets	$6,293	$4,861	$6,293	$5,807	$4,861

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	9M11	9M10	3Q11	2Q11	3Q10
Net Interest Income
Commercial Division	$68.5	$51.3	$26.3	$21.7	$19.1
Treasury Division	4.4	2.1	1.9	1.6	1.1
Asset Management Unit	0.7	0.1	0.5	0.2	(0.2)
Consolidated	$73.6	$53.5	$28.7	$23.5	$20.0

Net Interest Margin*	1.80%	1.70%	1.90%	1.75%	1.73%

* Net interest income divided by average balance of interest-earning assets.

Net interest margin improved to 1.90% in the third quarter 2011, compared to 1.75% in the second quarter 2011, and 1.73% in the third quarter 2010.
On a year-to-date basis, net interest margin improved to 1.80% in the first nine months 2011, compared to 1.70% in the same period of 2010.

3Q11 vs. 2Q11
In the third quarter 2011, net interest income amounted to $28.7 million, an increase of $5.2 million, or 22%, compared to $23.5 million in the second quarter 2011, which primarily reflects:

(i)
A $2.3 million increase in net interest income as the result of higher average interest-earning assets, primarily average loan portfolio balances (+9%), which resulted in a $3.5 million overall increase in interest income, partially offset by a $1.2 million increase in interest expense associated with an increase in average interest-bearing liabilities (+13%).

(ii)
A $2.9 million increase in net interest income as the result of higher average yields on interest-earning assets (+14bps) to 2.78%, while the average yield paid on interest-bearing liabilities decreased 3 bps to 1.05%.

3Q11 vs. 3Q10
Net interest income increased $8.7 million, or 43%, when compared to the third quarter 2010.  This increase primarily reflects:
(i)
Higher average interest-earning assets, mainly average loan portfolio balances, which increased $1.3 billion, or 39%, compared to the third quarter 2010, resulting in a $9.4 million overall increase in interest income.  Average interest-bearing liabilities increased $1.4 billion, or 39%, resulting in a $3.6 million overall increase in interest expense. The combined effect resulted in a $5.8 million increase in net interest income.

(ii)
A $2.9 million increase in net interest income as a result of higher average interest rates on the Bank’s interest-earning assets (+8 bps), while the average yield paid on interest-bearing liabilities decreased 17 bps.

9M11 vs. 9M10
During the first nine months 2011, net interest income amounted to $73.6 million, compared to $53.5 million in the same period 2010.  The $20.1 million, or 38%, increase of net interest income during the period primarily reflects higher average interest-earning assets, primarily average loan portfolio balances (+45%), which resulted in an $27.7 million overall increase in interest income, partially offset by a $7.9 million increase in interest expense associated with an increase in average interest-bearing liabilities (+39%).  Average yield paid on the Bank´s interest-bearing liabilities decreased 22 bps resulting in a $3.0 million decrease in interest expense, partly offset by a $2.7 million decrease in interest income, as the average interest rate on the Bank’s interest-earning assets decreased 3 bps.

FEES AND COMMISSIONS

(US$ million)	9M11	9M10	3Q11	2Q11	3Q10
Letters of credit	$6.5	$6.4	$2.8	$1.7	$1.7
Loan fees	1.1	0.2	0.8	0.1	0.1
Third party investors (BAM)	0.1	0.4	0.0	0.0	0.1
Other*	0.1	0.2	0.0	0.0	0.1
Fees and Commissions, net	$7.8	$7.2	$3.7	$1.9	$2.0
* Net of commission expenses

Fees and commissions income reached $3.7 million in the third quarter 2011, compared to $1.9 million in the previous quarter, and $2.0 million in the third quarter 2010.  The quarterly increases of $1.8 million (93%) and $1.6 million (79%), respectively, were mostly attributable to increased commission income from higher average volumes in the letter of credit business, and increased loan fees, as the Bank started to benefit from its enhanced structuring and distribution capabilities.

During the first nine months 2011, fees and commissions income amounted to $7.8 million, compared to $7.2 million in the first nine months 2010.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	30-Sep-10	31-Dec-10	31-Mar-11	30-Jun-11	30-Sep-11
Allowance for Loan Losses:
Balance at beginning of the period	$81.3	$68.7	$78.6	$83.4	$80.8
Provisions (reversals)	(12.6)	12.8	4.8	(2.6)	(1.0)
Charge-offs, net of recoveries	(0.0)	(2.9)	(0.0)	0.0	(0.0)
End of period balance	$68.7	$78.6	$83.4	$80.8	$79.8

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$14.0	$26.7	$13.3	$8.8	$11.9
Provisions (reversals)	12.7	(13.3)	(4.5)	3.1	3.5
End of period balance	$26.7	$13.3	$8.8	$11.9	$15.3

Total Allowance for Credit Losses	$95.4	$92.0	$92.2	$92.7	$95.2

The allowance for loan and off-balance sheet credit losses amounted to $95.2 million as of September 30, 2011, compared to $92.7 million as of June 30, 2011, and $95.4 million as of September 30, 2010.  The $2.5 million quarter-on-quarter increase in the total allowance for credit losses was driven by the increase in the Bank’s commercial portfolio. The ratio of the allowance for credit losses to the Commercial Portfolio stood at 1.7% as of September 30, 2011, compared to 1.8% as of June 30, 2011, and 2.3% as of September 30, 2010.

As of September 30, 2011, the non-accrual portfolio totaled $33.1 million, representing 0.7% of the loan portfolio, compared to $29.0 million as of June 30, 2011 (0.6% of the loan portfolio), and compared to $32.9 million as of September 30, 2010 (0.9% of the loan portfolio).  As of September 30, 2011, the Bank had no past-due amounts and all loans in non-accruing status were current.

OPERATING EXPENSES

(US$ million)	9M11	9M10	3Q11	2Q11	3Q10
Salaries and other employee expenses	$21.8	$16.4	$7.4	$7.6	$5.5
Depreciation and amortization	1.7	1.9	0.5	0.6	0.6
Professional services	3.5	4.0	1.6	1.0	1.7
Maintenance and repairs	1.2	1.1	0.4	0.4	0.4
Expenses from the investment fund	0.7	0.7	(0.5)	1.2	0.2
Other operating expenses	7.8	6.3	3.0	2.7	1.9
Total Operating Expenses	$36.7	$30.4	$12.4	$13.4	$10.4

Quarterly Variation
Operating expenses in the third quarter 2011 totaled $12.4 million, a $1.0 million, or 7%, decrease compared to $13.4 million in the second quarter 2011, mainly as a result of lower performance-related expenses from the Investment Fund.  The $2.0 million, or 19%, increase compared to the same period of 2010 was primarily due to higher salary and other employee expenses associated with the Commercial Division’s business expansion in 2011, and to other operating expenses mostly related to new representative offices established in support of the business expansion.

The Bank’s third quarter 2011 efficiency ratio stood at 40%, compared to 33% in the second quarter of 2011, and 40% in the third quarter 2010, mostly the result of a $3.6 million net loss from Investment Fund trading in the Asset Management Unit.

During the third quarter 2011, the operating expenses to average assets ratio improved to 81 bps, compared to 100 bps in the previous quarter, and 91 bps in the third quarter 2010.

9M11 vs. 9M10
During the first nine months 2011, operating expenses amounted to $36.7 million, compared to $30.4 million in the same period 2010.  The $6.3 million, or 21%, increase in operating expenses was primarily attributable to salary and other employee expenses associated with higher average headcount in support of expanding the Commercial Division and the risk management function.

During the first nine months 2011, the Bank’s efficiency ratio improved to 37%, compared to 60% in the same period 2010, mainly as the result of a $48.5 million increase in net operating revenues across all business segments during the period, of which $22.3 million correspond to the Asset Management Unit, $18.1 million to the Commercial Division, and $8.1 million to the Treasury Division.

As of September 30, 2011, the Bank’s operating expenses to average assets ratio improved to 90 bps, compared to 98 bps as of September 30, 2010.

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and per share amounts)	9M11	9M10	3Q11	2Q11	3Q10
Tier 1 Capital (9)	$741	$690	$741	$731	$690
Total Capital (10)	$796	$732	$796	$782	$732
Risk-Weighted Assets	$4,395	$3,352	$4,395	$4,047	$3,352
Tier 1 Capital Ratio	16.9%	20.6%	16.9%	18.1%	20.6%
Total Capital Ratio	18.1%	21.8%	18.1%	19.3%	21.8%
Stockholders’ Equity	$732	$689	$732	$731	$689
Stockholders’ Equity to Total Assets	11.6%	14.2%	11.6%	12.6%	14.2%
Other Comprehensive Income Account ("OCI")	$(13)	$(5)	$(13)	$(3)	$(5)
Leverage (times) (11)	8.6	7.1	8.6	7.9	7.1

The Bank’s equity consists entirely of issued and fully paid ordinary common stock.  As of September 30, 2011, the Bank’s Tier 1 capital ratio stood at 16.9%, compared to 18.1% as of June 30, 2011, and 20.6% as of September 30, 2010.  The annual reduction in the Bank’s Tier 1 Capital ratio was due to a $1.0 billion increase in risk-weighted assets associated with the Bank’s increased loan portfolio, as the Bank continues deploying capital through growth. The Bank’s leverage stood at 8.6x, 7.9x, and 7.1x, respectively, as of these dates.

The Bank’s common shares outstanding totaled 37.1 million as of September 30, 2011, compared to 37.0 million as of June 30, 2011, and 36.7 million as of September 30, 2010.

RECENT EVENTS

▪	Ratings affirmed: On August 29, 2011, Fitch Ratings affirmed the Bank’s credit rating at BBB/F2, with a “Stable” Outlook.

▪
Quarterly dividend payment:  At the Board of Director’s meeting held October 18, 2011, the Bank’s Board approved a quarterly common dividend of $0.20 per share corresponding to the third quarter 2011.  The dividend will be paid November 8, 2011, to stockholders registered as of October 31, 2011.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)
Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses and recoveries (impairment) on assets.  By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions and Net related other income (expense).
Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative hedging instruments, gain (loss) on foreign currency exchange, and gain (loss) on trading securities.
Asset Management Unit: Gain from Investment Fund trading and related other income (expense).

(2)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(3)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(4)
Treasury Division’s net operating income includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; and (vi) allocated operating expenses.

(5)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(6)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(7)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(8)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

(9)
Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio.  Tier 1 Capital ratio is calculated as a percentage of risk weighted assets.  Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(10)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(11)	Leverage corresponds to assets divided by stockholders’ equity.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Unit, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through September 30, 2011, Bladex had disbursed accumulated credits of approximately $178 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Friday, October 21, 2011 at 10:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through December 21, 2011.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 64247223.  For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
Panama City, Panama
Tel: (507) 210-8630
E-mail address: cschech@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
20 Broad Street, 25th Floor, New York, NY 10005
Tel: (212) 406-3694
E-mail address:  bladex@i-advize.com

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2011	June 30, 2011	September 30, 2010	CHANGE	%	CHANGE	%
	(In US$ million)
ASSETS:
Cash and due from banks	$585	$356	$363	$229	64%	$222	61%
Trading assets	26	23	51	3	13	(25)	(49)
Securities available-for-sale	412	495	527	(83)	(17)	(115)	(22)
Securities held-to-maturity	32	34	20	(2)	(6)	12	60
Investment fund	136	154	181	(18)	(12)	(45)	(25)
Loans	5,060	4,778	3,747	282	6	1,313	35
Less:
Allowance for loan losses	(80)	(81)	(69)	1	(1)	(11)	16
Unearned income and deferred fees	(6)	(6)	(4)	0	0	(2)	50
Loans, net	4,974	4,690	3,674	284	6	1,300	35

Customers' liabilities under acceptances	71	2	0	69	3,450	71	n.m. (*)
Accrued interest receivable	33	32	26	1	3	7	27
Premises and equipment, net	7	7	7	0	0	0	0
Derivative financial instruments used for hedging - receivable	2	2	3	0	0	(1)	(33)
Other assets	16	13	10	3	23	6	60
TOTAL ASSETS	$6,293	$5,807	$4,861	$486	8%	$1,432	29%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$108	$22	$29	$86	391%	$79	272%
Time	2,388	2,063	1,831	325	16	557	30
Total Deposits	2,496	2,085	1,861	411	20	635	34

Trading liabilities	1	2	5	(1)	(50)	(4)	(80)
Securities sold under repurchase agreements	391	247	338	144	58	53	16
Short-term borrowings	1,065	1,105	790	(40)	(4)	275	35
Acceptances outstanding	71	2	0	69	3,450	71	n.m. (*)
Accrued interest payable	12	10	9	2	20	3	33
Borrowings and long-term debt	1,434	1,548	1,028	(114)	(7)	406	39
Derivative financial instruments used for hedging - payable	48	35	70	13	37	(22)	(31)
Reserve for losses on off-balance sheet credit risk	15	12	27	3	25	(12)	(44)
Other liabilities	22	26	18	(4)	(15)	4	22
TOTAL LIABILITIES	$5,556	$5,071	$4,146	$485	10%	$1,410	34%

Redeemable noncontrolling interest in the investment fund	5	5	26	0	0	(21)	(81)

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in excess of assigned value of common stock	130	131	134	(1)	(1)	(4)	(3)
Capital reserves	95	95	95	0	0	0	0
Retained earnings	355	346	312	9	3	43	14
Accumulated other comprehensive loss	(13)	(3)	(5)	(10)	333	(8)	160
Treasury stock	(116)	(118)	(126)	2	(2)	10	(8)

TOTAL STOCKHOLDERS' EQUITY	$732	$731	$689	$1	0%	$43	6%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,293	$5,807	$4,861	$486	8%	$1,432	29%

(*)	"n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2011	June 30, 2011	September 30, 2010	CHANGE	%	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$42,582	$35,894	$31,559	$6,688	19%	$11,023	35%
Interest expense	(13,887)	(12,410)	(11,561)	(1,477)	12	(2,326)	20
NET INTEREST INCOME	28,695	23,484	19,998	5,211	22	8,697	43
Reversal for loan losses	1,072	2,587	12,567	(1,515)	(59)	(11,495)	(91)
NET INTEREST INCOME, AFTER PROVISION FOR LOAN LOSSES	29,767	26,071	32,565	3,696	14	(2,798)	(9)

OTHER INCOME (EXPENSE):
Provision for losses on off-balance sheet credit risk	(3,470)	(3,075)	(12,661)	(395)	13	9,191	(73)
Fees and commissions, net	3,656	1,893	2,045	1,763	93	1,611	79
Derivative financial instrument and hedging	935	495	(36)	440	89	971	(2,697)
Impairment of assets, net of recoveries	0	(57)	0	57	(100)	0	n.m. (*)
Net gain (loss) from investment fund trading	(3,579)	13,314	4,179	(16,893)	(127)	(7,758)	(186)
Net loss from trading securities	(150)	(588)	(1,115)	438	(74)	965	(87)
Net gain on sale of securities available-for-sale	1,778	1,118	0	660	59	1,778	n.m. (*)
Gain (loss) on foreign currency exchange	(516)	165	722	(681)	(413)	(1,238)	(171)
Other income (expense), net	122	229	146	(107)	(47)	(24)	(16)
NET OTHER INCOME (EXPENSE)	(1,224)	13,494	(6,720)	(14,718)	(109)	5,496	(82)

OPERATING EXPENSES:
Salaries and other employee expenses	(7,433)	(7,554)	(5,545)	121	(2)	(1,888)	34
Depreciation and amortization	(461)	(620)	(622)	159	(26)	161	(26)
Professional services	(1,576)	(997)	(1,726)	(579)	58	150	(9)
Maintenance and repairs	(438)	(395)	(405)	(43)	11	(33)	8
Expenses from the investment fund	544	(1,164)	(178)	1,708	(147)	722	(406)
Other operating expenses	(2,994)	(2,674)	(1,894)	(320)	12	(1,100)	58
TOTAL OPERATING EXPENSES	(12,358)	(13,404)	(10,370)	1,046	(8)	(1,988)	19

Net Income	$16,185	$26,161	$15,475	$(9,976)	(38)	$710	5

Net Income (loss) attributable to the redeemable noncontrolling interest	(154)	421	507	(575)	(137)	(661)	(130)

NET INCOME ATTRIBUTABLE TO BLADEX	$16,339	$25,740	$14,968	$(9,401)	(37)%	$1,371	9%

PER COMMON SHARE DATA:
Basic earnings per share	0.44	0.70	0.41
Diluted earnings per share	0.44	0.69	0.41

Weighted average basic shares	37,068	36,943	36,679
Weighted average diluted shares	37,348	37,201	36,814

PERFORMANCE RATIOS:
Return on average assets	1.1%	1.9%	1.3%
Return on average stockholders' equity	8.7%	14.3%	8.7%
Net interest margin	1.90%	1.75%	1.73%
Net interest spread	1.72%	1.56%	1.48%
Operating expenses to total average assets	0.81%	1.00%	0.91%

(*)	"n.m." means not meaningful.

EXHIBIT III

SUMMARY OF CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)

	FOR THE NINE MONTHS ENDED
	September 30, 2011	September 30, 2010
	(In US$ thousand, except per share amounts & ratios)
INCOME STATEMENT DATA:
Net interest income	$73,582	$53,482
Fees and commissions, net	7,754	7,224
Reversal (provision) for loan and off-balance sheet credit losses, net	(3,152)	4,269
Derivative financial instrument and hedging	1,443	(1,330)
Impairment of assets, net of recoveries	(57)	233
Net gain (loss) from investment fund trading	14,234	(7,664)
Net loss from trading securities	(1,640)	(3,096)
Net gain on sale of securities available-for-sale	3,040	0
Gain on foreign currency exchange	15	1,466
Other income (expense), net	372	333
Operating expenses	(36,744)	(30,445)
Net Income	$58,847	$24,472
Net Income (loss) attributable to the redeemable noncontrolling interest	464	(2,255)
NET INCOME ATTRIBUTABLE TO BLADEX	$58,383	$26,727
BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	470	598
Investment fund	136	181
Loans, net	4,974	3,674
Total assets	6,293	4,861
Deposits	2,496	1,861
Securities sold under repurchase agreements	391	338
Short-term borrowings	1,065	790
Borrowings and long-term debt	1,434	1,028
Total liabilities	5,556	4,146
Stockholders' equity	732	689

PER COMMON SHARE DATA:
Basic earnings per share	1.58	0.73
Diluted earnings per share	1.57	0.73
Book value (period average)	19.59	18.45
Book value (period end)	19.71	18.77

(In thousand):
Weighted average basic shares	36,915	36,629
Weighted average diluted shares	37,079	36,773
Basic shares period end	37,126	36,690

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.4%	0.9%
Return on average stockholders' equity	10.8%	5.3%
Net interest margin	1.80%	1.70%
Net interest spread	1.61%	1.42%
Operating expenses to total average assets	0.90%	0.98%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.7%	0.9%
Charge offs to total loan portfolio (1)	0.0%	0.1%
Allowance for loan losses to total loan portfolio (1)	1.6%	1.8%
Allowance for losses on off-balance sheet credit risk to total contingencies	3.1%	6.6%

CAPITAL RATIOS:
Stockholders' equity to total assets	11.6%	14.2%
Tier 1 capital to risk-weighted assets	16.9%	20.6%
Total capital to risk-weighted assets	18.1%	21.8%

(1)	Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE NINE MONTHS ENDED,
	(A)	(B)	(A) - (B)
	September 30, 2011	September 30, 2010	CHANGE	%
(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$111,334	$86,276	$25,058	29%
Interest expense	(37,752)	(32,794)	(4,958)	15
NET INTEREST INCOME	73,582	53,482	20,100	38
Reversal (provision) for loan losses	(1,153)	3,685	(4,838)	(131)
NET INTEREST INCOME, AFTER PROVISION FOR LOAN LOSSES	72,429	57,167	15,262	27

OTHER INCOME (EXPENSE):
Reversal for losses on off-balance sheet credit risk	(1,999)	584	(2,583)	(442)
Fees and commissions, net	7,754	7,224	530	7
Derivative financial instrument and hedging	1,443	(1,330)	2,773	(208)
Impairment of assets, net of recoveries	(57)	233	(290)	(124)
Net gain (loss) from investment fund trading	14,234	(7,664)	21,898	(286)
Net loss from trading securities	(1,640)	(3,096)	1,456	(47)
Net gain on sale of securities available-for-sale	3,040	0	3,040	n.m. (*)
Gain on foreign currency exchange	15	1,466	(1,451)	(99)

Other income (expense), net	372	333	39	12
NET OTHER INCOME (EXPENSE)	23,162	(2,250)	25,412	(1,129)

OPERATING EXPENSES:
Salaries and other employee expenses	(21,808)	(16,432)	(5,376)	33
Depreciation and amortization	(1,702)	(1,899)	197	(10)
Professional services	(3,461)	(4,035)	574	(14)
Maintenance and repairs	(1,243)	(1,099)	(144)	13
Expenses from the investment fund	(733)	(713)	(20)	3
Other operating expenses	(7,797)	(6,267)	(1,530)	24
TOTAL OPERATING EXPENSES	(36,744)	(30,445)	(6,299)	21

Net Income	$58,847	$24,472	$34,375	140

Net Income (loss) attributable to the redeemable noncontrolling interest	464	(2,255)	2,719	(121)

Net Income attributable to Bladex	$58,383	$26,727	$31,656	118%

(*)	"n.m." means not meaningful.

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED,
	September 30, 2011			June 30, 2011			September 30, 2010
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$528	$0.3	0.25%	$334	$0.2	0.21%	$366	$0.2	0.26%
Loans, net of unearned income & deferred loan fees	4,787	36.7	3.00	4,407	31.4	2.82	3,424	27.0	3.09
Non-accrual loans	26	0.6	8.74	29	0.6	7.75	43	0.8	7.68
Trading assets	23	0.3	5.92	29	0.4	6.15	51	0.8	6.03
Investment securities	492	3.7	2.92	427	2.7	2.53	506	2.4	1.84
Investment fund	148	0.9	2.37	154	0.6	1.53	184	0.3	0.62

TOTAL INTEREST EARNING ASSETS	$6,004	$42.6	2.78%	$5,380	$35.9	2.64%	$4,573	$31.6	2.70%

Non interest earning assets	96			42			37
Allowance for loan losses	(80)			(83)			(81)
Other assets	19			13			13

TOTAL ASSETS	$6,040			$5,352			$4,543

INTEREST BEARING LIABILITIES
Deposits	$2,290	$2.4	0.42%	$1,904	$1.9	0.38%	$1,650	$2.3	0.53%
Trading liabilities	1	0.0	0.00	2	0.0	0.00	4	0.0	0.00
Investment fund	0	0.1	n.m. (*)	0	0.0	n.m. (*)	0	0.1	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings	1,377	3.5	0.98	1,228	3.1	1.01	919	2.5	1.06
Borrowings and long term debt	1,489	7.9	2.07	1,417	7.4	2.07	1,144	6.7	2.30

TOTAL INTEREST BEARING LIABILITIES	$5,157	$13.9	1.05%	$4,551	$12.4	1.08%	$3,718	$11.6	1.22%

Non interest bearing liabilities and other liabilities	$132			$74			$111

TOTAL LIABILITIES	5,289			4,624			3,829

Redeemable noncontrolling interest in the investment fund	5			7			31

STOCKHOLDERS' EQUITY	745			721			683

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,040			$5,352			$4,543

NET INTEREST SPREAD			1.72%			1.56%			1.48%
NET INTEREST INCOME AND NET INTEREST MARGIN		$28.7	1.90%		$23.5	1.75%		$20.0	1.73%

(*)	"n.m." means not meaningful.

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE NINE MONTHS ENDED,
	September 30, 2011			September 30, 2010
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$394	$0.7	0.23%	$409	$0.7	0.22%
Loans, net of unearned income & deferred loan fees	4,429	97.3	2.90	3,020	72.3	3.16
Non-accrual loans	28	1.8	8.27	47	2.7	7.60
Trading assets	32	1.5	6.06	51	2.3	6.13
Investment securities	439	8.2	2.47	476	6.4	1.76
Investment fund	155	1.9	1.60	194	1.9	1.27

TOTAL INTEREST EARNING ASSETS	$5,477	$111.3	2.68%	$4,197	$86.3	2.71%

Non interest earning assets	61			43
Allowance for loan losses	(81)			(77)
Other assets	15			12

TOTAL ASSETS	$5,473			$4,175

INTEREST BEARING LIABILITIES
Deposits	$1,996	$6.2	0.41%	$1,455	$6.2	0.56%
Trading liabilities	2	0.0	0.00	4	0.0	0.00
Investment fund	0	0.1	n.m. (*)	0	0.6	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings	1,284	9.9	1.01	577	4.8	1.10
Borrowings and long term debt	1,358	21.6	2.09	1,305	21.2	2.15

TOTAL INTEREST BEARING LIABILITIES	$4,641	$37.8	1.07%	$3,340	$32.8	1.29%

Non interest bearing liabilities and other liabilities	$100			$120

TOTAL LIABILITIES	4,740			3,461

Redeemable noncontrolling interest in the investment fund	9			38

STOCKHOLDERS' EQUITY	723			676

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,473			$4,175

NET INTEREST SPREAD			1.61%			1.42%
NET INTEREST INCOME AND NET INTEREST MARGIN		$73.6	1.80%		$53.5	1.70%

(*)	"n.m." means not meaningful.

EXHIBIT VII

CONSOLIDATED STATEMENT OF INCOME
(In US$ thousand, except per share amounts and ratios)

	NINE MONTHS	FOR THE THREE MONTHS ENDED					NINE MONTHS
	ENDED						ENDED
	SEP 30/11	SEP 30/11	JUN 30/11	MAR 31/11	DEC 31/10	SEP 30/10	SEP 30/10

INCOME STATEMENT DATA:
Interest income	$111,334	$42,582	$35,894	$32,858	$33,203	$31,559	$86,276
Interest expense	(37,752)	(13,887)	(12,410)	(11,455)	(12,181)	(11,561)	(32,794)
NET INTEREST INCOME	73,582	28,695	23,484	21,403	21,022	19,998	53,482
Reversal (provision) for loan losses	(1,153)	1,072	2,587	(4,812)	(12,776)	12,567	3,685

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	72,429	29,767	26,071	16,591	8,246	32,565	57,167
OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	(1,999)	(3,470)	(3,075)	4,546	13,343	(12,661)	584
Fees and commissions, net	7,754	3,656	1,893	2,205	3,102	2,045	7,224
Derivative financial instrument and hedging	1,443	935	495	13	(117)	(36)	(1,330)
Impairment of assets, net of recoveries	(57)	0	(57)	0	0	0	233
Net gain (loss) from investment fund trading	14,234	(3,579)	13,314	4,499	(331)	4,179	(7,664)
Net loss from trading securities	(1,640)	(150)	(588)	(902)	(507)	(1,115)	(3,096)
Net gains on sale of securities available-for-sale	3,040	1,778	1,118	144	2,346	0	0
Gain (loss) on foreign currency exchange	15	(516)	165	366	404	722	1,466
Other income (expense), net	372	122	229	21	499	146	333
NET OTHER INCOME (EXPENSE)	23,162	(1,224)	13,494	10,892	18,739	(6,720)	(2,250)

TOTAL OPERATING EXPENSES:	(36,744)	(12,358)	(13,404)	(10,982)	(11,636)	(10,370)	(30,445)
Net Income	$58,847	$16,185	$26,161	$16,501	$15,349	$15,475	$24,472

Net Income (loss) attributable to the redeemable noncontrolling interest	464	(154)	421	197	(168)	507	(2,255)

NET INCOME ATTRIBUTABLE TO BLADEX	$58,383	$16,339	$25,740	$16,304	$15,517	$14,968	$26,727

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$1.58	$0.44	$0.70	$0.44	$0.42	$0.41	$0.73
PERFORMANCE RATIOS
Return on average assets	1.4%	1.1%	1.9%	1.3%	1.3%	1.3%	0.9%
Return on average stockholders' equity	10.8%	8.7%	14.3%	9.4%	8.9%	8.7%	5.3%
Net interest margin	1.80%	1.90%	1.75%	1.72%	1.70%	1.73%	1.70%
Net interest spread	1.61%	1.72%	1.56%	1.52%	1.47%	1.48%	1.42%
Operating expenses to average assets	0.90%	0.81%	1.00%	0.89%	0.94%	0.91%	0.98%

EXHIBIT VIII
BUSINESS SEGMENT ANALYSIS
(In US$ million)

	FOR THE NINE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	SEP 30/11	SEP 30/10	SEP 30/11	JUN 30/11	SEP 30/10

COMMERCIAL DIVISION:
Net interest income (1)	$68.5	$51.3	$26.3	$21.7	$19.1
Non-interest operating income (2)	7.8	6.9	3.7	2.0	2.1
Operating expenses (3)	(28.4)	(20.8)	(9.9)	(9.8)	(7.2)
Net operating income (4)	47.9	37.4	20.1	13.9	14.0
Reversal (provision) for loan and off-balance sheet credit losses, net	(3.2)	4.3	(2.4)	(0.5)	(0.1)
Impairment of assets, net of recoveries	(0.1)	0.2	0.0	(0.1)	0.0
NET INCOME ATTRIBUTABLE TO BLADEX	$44.6	$41.9	$17.7	$13.3	$13.9
Average interest-earning assets (5)	4,461	3,067	4,826	4,436	3,466
End-of-period interest-earning assets (5)	5,084	3,742	5,084	4,772	3,742

TREASURY DIVISION:
Net interest income (1)	$4.4	$2.1	$1.9	$1.6	$1.1
Non-interest operating income (loss)(2)	3.0	(2.8)	2.1	1.2	(0.4)
Operating expenses (3)	(5.2)	(6.4)	(2.0)	(1.7)	(2.2)
Net operating income (loss) (4)	2.2	(7.1)	2.0	1.1	(1.5)
NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX	$2.2	$(7.1)	$2.0	$1.1	$(1.5)
Average interest-earning assets (6)	860	935	1,031	790	923
End-of-period interest-earning assets (6)	1,019	960	1,019	908	960

ASSET MANAGEMENT UNIT:
Net interest income (loss) (1)	$0.7	$0.1	$0.5	$0.2	$(0.2)
Non-interest operating income (loss) (2)	14.4	(7.3)	(3.5)	13.4	4.3
Operating expenses (3)	(3.1)	(3.2)	(0.5)	(1.9)	(1.0)
Net operating income (loss) (4)	12.0	(10.4)	(3.5)	11.7	3.1
Net income (loss)	12.0	(10.4)	(3.5)	11.7	3.1
Net income (loss) attributable to the redeemable noncontrolling interest	0.5	(2.3)	(0.2)	0.4	0.5
NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX	$11.5	$(8.1)	$(3.3)	$11.3	$2.6

Average interest-earning assets (7)	155	194	148	154	184
End-of-period interest-earning assets (7)	142	181	142	154	181

CONSOLIDATED:
Net interest income (1)	$73.6	$53.5	$28.7	$23.5	$20.0
Non-interest operating income (loss) (2)	25.3	(3.2)	2.2	16.6	6.0
Operating expenses (3)	(36.7)	(30.4)	(12.4)	(13.4)	(10.4)
Net operating income (4)	62.2	19.9	18.5	26.7	15.6
Reversal (provision) for loan and off-balance sheet credit losses, net	(3.2)	4.3	(2.4)	(0.5)	(0.1)
Impairment of assets, net of recoveries	(0.1)	0.2	0.0	(0.1)	0.0
Net income	58.9	24.4	16.1	26.1	15.5
Net income (loss) attributable to the redeemable noncontrolling interest	0.5	(2.3)	(0.2)	0.4	0.5
NET INCOME ATTRIBUTABLE TO BLADEX	$58.4	$26.7	$16.3	$25.7	$15.0
Average interest-earning assets	5,476	4,196	6,005	5,380	4,573
End-of-period interest-earning assets	6,245	4,883	6,245	5,834	4,883

The bank has aligned its operations into three major business segments, based on the nature of clients, products and on credit risk standards.
Interest expenses are allocated based on average credits.
(1) Interest income on interest-earning assets, net of allocated cost of funds.
(2) Non-interest operating income consists of net other income (expense), excluding reversals of provisions for credit losses and impairment on assets.
(3) Operating expenses are calculated based on average credits.
(4) Net operating income refers to net income excluding reversals of provisions for credit losses and impairment on assets.
(5) Includes loans, net of unearned income and deferred loan fees.
(6) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale, securities held to maturity, and trading assets.
(7) Includes investment fund.

EXHIBIT IX
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30SEP11		30JUN11		30SEP10		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$430	7.1	$340	5.9	$238	5.0	$90	$192
BRAZIL	2,002	33.1	1,911	33.1	1,648	34.7	91	354
CANADA	33	0.5	0	0.0	0	0.0	33	33
CHILE	397	6.6	505	8.8	437	9.2	(108)	(40)
COLOMBIA	794	13.1	814	14.1	579	12.2	(20)	215
COSTA RICA	181	3.0	116	2.0	143	3.0	65	38
DOMINICAN REPUBLIC	89	1.5	136	2.4	86	1.8	(47)	3
ECUADOR	243	4.0	226	3.9	160	3.4	17	83
EL SALVADOR	3	0.0	17	0.3	33	0.7	(14)	(30)
GUATEMALA	178	2.9	130	2.3	83	1.7	48	95
HONDURAS	49	0.8	36	0.6	35	0.7	13	14
JAMAICA	35	0.6	55	1.0	28	0.6	(20)	7
MEXICO	523	8.6	537	9.3	532	11.2	(14)	(9)
NETHERLANDS	47	0.8	0	0.0	0	0.0	47	47
PANAMA	193	3.2	182	3.2	150	3.2	11	43
PARAGUAY	21	0.3	10	0.2	0	0.0	11	21
PERU	361	6.0	278	4.8	395	8.3	83	(34)
TRINIDAD & TOBAGO	155	2.6	184	3.2	62	1.3	(29)	93
UNITED STATES	20	0.3	17	0.3	0	0.0	3	20
URUGUAY	155	2.6	123	2.1	2	0.0	32	153
VENEZUELA	33	0.5	39	0.7	75	1.6	(6)	(42)
MULTILATERAL ORGANIZATIONS	98	1.6	94	1.6	61	1.3	4	37
OTHER	13	0.2	16	0.3	4	0.1	(3)	9

TOTAL CREDIT PORTFOLIO (1)	$6,053	100%	$5,766	100%	$4,751	100%	$287	$1,302

UNEARNED INCOME AND COMMISSION (2)	(6)		(6)		(4)		0	(2)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$6,047		$5,760		$4,747		$287	$1,300

(1)
Includes book value of loans, selected commercial deposits placed, fair value of  investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks, credit default swap and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT X
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30SEP11		30JUN11		30SEP10		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$430	7.7	$340	6.5	$238	5.7	$90	$192
BRAZIL	1,913	34.2	1,813	34.8	1,493	35.9	100	420
CANADA	33	0.6	0	0.0	0	0.0	33	33
CHILE	397	7.1	477	9.1	409	9.8	(80)	(12)
COLOMBIA	693	12.4	706	13.5	427	10.3	(13)	266
COSTA RICA	181	3.2	116	2.2	143	3.4	65	38
DOMINICAN REPUBLIC	89	1.6	134	2.6	82	2.0	(45)	7
ECUADOR	243	4.4	226	4.3	160	3.9	17	83
EL SALVADOR	3	0.1	2	0.0	18	0.4	1	(15)
GUATEMALA	167	3.0	119	2.3	72	1.7	48	95
HONDURAS	49	0.9	36	0.7	35	0.8	13	14
JAMAICA	35	0.6	55	1.1	28	0.7	(20)	7
MEXICO	458	8.2	455	8.7	474	11.4	3	(16)
NETHERLANDS	47	0.8	0	0.0	0	0.0	47	47
PANAMA	130	2.3	102	2.0	69	1.7	28	61
PARAGUAY	21	0.4	10	0.2	0	0.0	11	21
PERU	321	5.7	245	4.7	364	8.8	76	(43)
TRINIDAD & TOBAGO	155	2.8	184	3.5	62	1.5	(29)	93
UNITED STATES	20	0.4	17	0.3	0	0.0	3	20
URUGUAY	155	2.8	123	2.4	2	0.0	32	153
VENEZUELA	33	0.6	39	0.7	75	1.8	(6)	(42)
OTHER	13	0.2	16	0.3	3	0.1	(3)	10

TOTAL COMMERCIAL PORTFOLIO (1)	$5,586	100%	$5,215	100%	$4,154	100%	$371	$1,432

UNEARNED INCOME AND COMMISSION (2)	(6)		(6)		(4)		0	(2)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$5,580		$5,209		$4,150		$371	$1,430

(1)
Includes book value of loans, selected deposits placed, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT XI
TREASURY PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,			Change in Amount
	(A)	(B)	(C)
COUNTRY	30SEP11	30JUN11	30SEP10	(A) - (B)	(A) - (C)

BRAZIL	$89	$98	$155	$(9)	$(66)
CHILE	0	28	28	(28)	(28)
COLOMBIA	101	108	152	(7)	(51)
DOMINICAN REPUBLIC	0	2	3	(2)	(3)
EL SALVADOR	0	15	16	(15)	(16)
GUATEMALA	11	11	11	0	0
MEXICO	65	82	58	(17)	7
PANAMA	63	80	81	(17)	(18)
PERU	40	33	32	7	8
MULTILATERAL ORGANIZATIONS	98	94	61	4	37

TOTAL TREASURY PORTOFOLIO (1)	$467	$551	$597	$(84)	$(130)

(1)	Includes securities available for sale and held to maturity, trading assets and contingent assets, which consist of credit default swap.

EXHIBIT XII
CREDIT DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	QUARTERLY INFORMATION			Change in Amount
	(A)	(B)	(C)
COUNTRY	3QTR11	2QTR11	3QTR10	(A) - (B)	(A) - (C)

ARGENTINA	$194	$189	$132	$5	$62
BRAZIL	508	626	420	(118)	88
CANADA	33	0	0	33	33
CHILE	208	228	188	(20)	20
COLOMBIA	196	481	383	(285)	(187)
COSTA RICA	156	105	108	51	48
DOMINICAN REPUBLIC	132	239	131	(107)	1
ECUADOR	231	191	146	40	85
EL SALVADOR	2	1	1	1	1
GUATEMALA	96	98	30	(2)	66
HONDURAS	43	26	21	17	22
JAMAICA	35	70	44	(35)	(9)
MEXICO	364	342	229	22	135
NETHERLANDS	73	0	0	73	73
PANAMA	76	94	80	(18)	(4)
PARAGUAY	21	10	0	11	21
PERU	198	103	270	95	(72)
TRINIDAD & TOBAGO	28	137	54	(109)	(26)
UNITED STATES	61	40	27	21	34
URUGUAY	35	123	0	(88)	35
VENEZUELA	27	31	65	(4)	(38)
MULTILATERAL ORGANIZATIONS	5	51	9	(46)	(4)
OTHER	2	10	0	(8)	2

TOTAL CREDIT DISBURSED (1)	$2,724	$3,195	$2,338	$(471)	$386

(1)
Includes book value of loans, selected commercial deposits placed, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial and country risks, credit default swap and credit commitments).